Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors of

FLIR Systems, Inc.:

We consent to the use of our reports dated March 1, 2011 with respect to the consolidated balance sheets of FLIR Systems, Inc. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, shareholders’ equity and comprehensive earnings, and cash flows for each of the years in the three-year period ended December 31, 2010, and the effectiveness of internal control over financial reporting as of December 31, 2010, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the registration statement and in the prospectus.

/s/ KPMG LLP

Portland, Oregon

August 15, 2011